

Mail Stop 3233

December 7, 2015

Via E-mail
Scott J. Bowman
Chief Executive Officer
American Realty Capital Global Trust II, Inc.
405 Park Avenue, 14th Floor
New York, NY 10022

> **Re: American Realty Capital Global Trust II, Inc.
> Post-Effective Amendment to Form S-11
> Filed December 3, 2015
> File No. 333-196549**

Dear Mr. Bowman:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the suspension of sales activities related to the offering effective November 18, 2015. Please tell us how you considered whether this suspension is a fundamental change or material change to the plan of distribution and how such suspension impacts other ARC-affiliated non-traded REITs.

2. Please revise your disclosure to more specifically clarify the reasons why your board of directors authorized the suspension of this offering effective December 31, 2015. Additionally, please revise to more specifically clarify the reasons your dealer manager elected to suspend sales activities relating to the offering effective November 18, 2015.

3. We note that cash flow used in operations for the nine months ended September 30, 2015 was $13,543, and that all distributions to date have been paid from offering proceeds. Please revise your disclosure to explain the potential impact of the suspension of the offering on your liquidity and capital resources. Additionally, please address the steps that you intend to take to generate capital from alternative sources to fund your operating and capital needs.

4. To the extent the offering resumes, please note the issue of whether you may still rely on Rule 415(a)(1)(ix) as a continuous offering.

5. Please revise your supplement to update your disclosure regarding the transactions between ARC and Apollo Global Management LLC, and between RCS Capital Corporation and Apollo.

Status of the Offering, page 2

6. We note your disclosure on page 2 of the supplement regarding the status of your offering. Please revise to disclose the number of shares sold pursuant to your primary offering and from your DRIP, the aggregate gross proceeds, and the number of shares still available for sale.

Share Repurchase Program, page 4

7. We note your disclosure on page 4 of the supplement that 10,607 shares had been repurchased or requested to be repurchased under the share repurchase program as of September 30, 2015. Please revise to clarify the (i) number of redemption requests received, (ii) the number of redemption requests fulfilled, (iii) the number of redemption requests that went unfulfilled, (iv) the source of cash used to fund redemption requests filled, and (v) the average price per share for the shares redeemed.

Independence from Accounting Issues Identified by VEREIT, Inc., page 8

8. We note your disclosure on page 8 of the supplement that your "sponsor and dealer manager believe that the independent broker-dealer community remains supportive of direct investment products sponsored by our sponsor, including our offering." Please tell us the basis for your statement in light of the suspension of sales activities for this offering, and other ARC-related entities, as of November 18, 2015.

Management Updates, page 8

9. We note that you have disclosed on page 11 of the supplement that Mr. Weil is the Executive Chairman of the Board of Directors. Please revise your supplement to fully disclose the resignation of Mr. Kahane and appointment of Mr. Weil or advise.

<u>Distributions paid from sources other than cash flows from operations . . ., page 39</u>

10. Please update your risk factor to discuss the shortfall between distributions paid and cash flows provided by operations for the nine months ended September 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Michael J. Choate, Esq.
        Proskauer Rose LLP